Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

FILE No.
82-4221

06013860

SEC MAIL PROCESSING
RECEIVED
MAY 25 2006
WASH. D.C.
213
SECTION

May 17, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated May 17, 2006.

Yours truly,

ALOAK INC.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

FILE No.
82-4221

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. APPOINTS NEW DIRECTOR AND APPROVES NAME CHANGE

Calgary, Alberta – May 17, 2006. Aloak Corp. ("Aloak") is pleased to announce the appointment of Jay Gibb as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held March 16, 2006. The board now consists of Messrs. Clyde Beattie, Gregory Smith, Ian McAskile, Colin Holowaychuk, Evan Wasoff and Jay Gibb.

Mr. Gibb is the Vice President of Technology and a partner of Arizona Bay Consulting LLC, a California-based global consulting firm, since April 2001 and May 2005 respectively. Arizona Bay specializes in software development and security services for both on and offline industries. Mr. Gibb brings more than 9 years of experience in architecting and implementing robust software and firmware solutions for a variety of vertical markets including: finance, automotive and the smart card industry. During his tenure at Arizona Bay, Mr. Gibb has held lead software architect positions with several clients in all facets of the firm's portfolio

In addition, the Shareholders have approved the change of name of the Corporation from Aloak Corp. to Okalla Corp., subject to TSX Venture approval.

About Aloak Corp.
Aloak is a publicly traded technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Through its wholly owned subsidiary Vesa Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

CONTACTS:
Websites: www.aloakcorp.com
www.probilling.com
Corporate Information www.aloakcorp.com/about
Email: irelation@aloakcorp.com

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.com
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.com

The TSX Venture Exchange Inc. has neither approved nor disapproved the contents of this press release. Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Aloak will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak. ***(Not for dissemination in the United States of America)***

FILE No.
82-4221

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. APPOINTS NEW DIRECTOR AND APPROVES NAME CHANGE

Calgary, Alberta – May 17, 2006. Aloak Corp. ("Aloak") is pleased to announce the appointment of Jay Gibb as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held March 16, 2006. The board now consists of Messrs. Clyde Beattie, Gregory Smith, Ian McAskile, Colin Holowaychuk, Evan Wasoff and Jay Gibb.

Mr. Gibb is the Vice President of Technology and a partner of Arizona Bay Consulting LLC, a California-based global consulting firm, since April 2001 and May 2005 respectively. Arizona Bay specializes in software development and security services for both on and offline industries. Mr. Gibb brings more than 9 years of experience in architecting and implementing robust software and firmware solutions for a variety of vertical markets including: finance, automotive and the smart card industry. During his tenure at Arizona Bay, Mr. Gibb has held lead software architect positions with several clients in all facets of the firm's portfolio

In addition, the Shareholders have approved the change of name of the Corporation from Aloak Corp. to Okalla Corp., subject to TSX Venture approval.

About Aloak Corp.
Aloak is a publicly traded technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Through its wholly owned subsidiary Vesa Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

CONTACTS:
Websites: www.aloakcorp.com
www.probilling.com
Corporate Information www.aloakcorp.com/about
Email: irelation@aloakcorp.com

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.com
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.com

The TSX Venture Exchange Inc. has neither approved nor disapproved the contents of this press release. Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Aloak will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak. ***(Not for dissemination in the United States of America)***

FILE No. 82-4221

Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. (TSXV – AOK)

ALOAK CORP. APPOINTS NEW DIRECTOR AND APPROVES NAME CHANGE

Calgary, Alberta – May 17, 2006. Aloak Corp. ("Aloak") is pleased to announce the appointment of Jay Gibb as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held March 16, 2006. The board now consists of Messrs. Clyde Beattie, Gregory Smith, Ian McAskile, Colin Holowaychuk, Evan Wasoff and Jay Gibb.

Mr. Gibb is the Vice President of Technology and a partner of Arizona Bay Consulting LLC, a California-based global consulting firm, since April 2001 and May 2005 respectively. Arizona Bay specializes in software development and security services for both on and offline industries. Mr. Gibb brings more than 9 years of experience in architecting and implementing robust software and firmware solutions for a variety of vertical markets including: finance, automotive and the smart card industry. During his tenure at Arizona Bay, Mr. Gibb has held lead software architect positions with several clients in all facets of the firm's portfolio

In addition, the Shareholders have approved the change of name of the Corporation from Aloak Corp. to Okalla Corp., subject to TSX Venture approval.

About Aloak Corp.
Aloak is a publicly traded technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Through its wholly owned subsidiary Vesa Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

CONTACTS:
Websites: www.aloakcorp.com
www.probilling.com
Corporate Information www.aloakcorp.com/about
Email: irelation@aloakcorp.com

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.com
Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.com

The TSX Venture Exchange Inc. has neither approved nor disapproved the contents of this press release. Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Aloak will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak. ***(Not for dissemination in the United States of America)***